IMEC Unites More Than 30 Major Players in a Worldwide 193nm Immersion Lithography Consortium

Leuven, Belgium - October 11, 2004 - Only a few months after IMEC launched its 193nm immersion lithography program, a worldwide consortium of more than 30 prominent players including IC manufacturers, tool suppliers, resist and BARC suppliers, mask shops and software suppliers are now members of the IMEC Industrial Affiliation Program (IIAP). IMEC's sub-45nm CMOS core partners have already committed to the program. Now two other leading IC manufacturers, NEC EL and Sony Corporation, have joined the IIAP. Tool suppliers include ASML, Carl Zeiss, Cymer, Donaldson, Extraction Systems, KLA-Tencor, Lam Research and TEL. Resist and BARC suppliers comprise Arch, AZ, JSR, Shin-Etsu, TOK, Brewer Science and Nissan Chemicals. The mask shops, DNP, Photronics and Toppan, have also joined the program. Software suppliers include ASML Masktools, KLA-Tencor Finle, Mentor Graphics, Sigma-C and Synopsys.

IMEC's strategic partnership with ASML allows IMEC's partners to do research on the TWINSCAN(TM) XT:1250i, which has the highest NA (0.85) for an immersion tool available in the world. The tool will soon be installed in IMEC's new 300mm research facility and will become fully operational during January 2005. Meanwhile, exposures have been done on the XT:1250i system at ASML premises. 70nm dense lines have been printed with 6% attenuated phase-shift mask. A depth-of-focus of 0.7um, which is 1.7 times larger than obtained with dry lithography on the AT:1250, has been achieved.

"The very nature of research and development is evolving to become more communal. Consortia, such as the IMEC Industrial Affiliation Program, are the way forward. Collaborative efforts yield better, more marketable results. This is good for the technology and good for the industry. ASML is pleased to see one of its early TWINSCAN XT:1250i systems in the elite company of IMEC and its IIAP," said Martin van den Brink, Executive Vice President, Marketing & Technology, ASML. "This cooperation will speed the transition from dry to wet lithography in production environments."

"Our strategic partnership with ASML has allowed us to install, for each lithography generation, a first-of-a-kind prototype full-field stepper or scanner from ASML," said Luc Van den hove, IMEC Vice-President, Silicon Process and Device Technology. "These tools form the high-performance centerpieces for our programs. The combination of world class tools, our longstanding expertise in lithography, and our ability to bring together the leading players in this field are the success factors of our lithography programs. We are proud that we have succeeded in structuring the world's largest consortium on 193nm immersion lithography. We are convinced that together we will be able to develop the necessary technologies to bring immersion in production for the 65nm half-pitch node by 2007."

About IMEC

IMEC is a world leading independent research center in nanoelectronics and nanotechnology. Its research focuses on the next generations of chips and systems, and on the enabling technologies for ambient intelligence. IMEC's research bridges the gap between fundamental research at universities and technology development in industry. Its unique balance of processing and system know-how, intellectual property portfolio, state-of-the-art infrastructure and a strong network of companies, universities and research institutes worldwide, positions IMEC as a key partner with which to develop and improve technologies for future systems.

IMEC is headquartered in Leuven, Belgium and has representatives in the US, China and Japan. Its staff of more than 1300 people includes over 380 industrial residents and guest researchers. In 2003, its revenues were EUR 145 million. Further information on IMEC can be found at www.imec.be.

IMEC
Katrien Marent
Corporate Communication Manager
Katrien.Marent@imec.be
tel: +32.16.28.18.80
fax: +32.16.28.16.37